Exhibit 2.2

LOAN PURCHASE AGREEMENT

BY AND BETWEEN

INTEGRA BANK NATIONAL ASSOCIATION,
a National Banking Association

AND

CITIZENS DEPOSIT BANK AND TRUST, INC.,
a Kentucky Banking Corporation

Exhibit 2.2

TABLE OF CONTENTS

ARTICLE I  PURCHASE AND SALE OF LOANS
1.1  Time, Place and Manner of Closing.
1.2  Purchase of Loans
1.3  Assumption of Liabilities
1.4  Purchaser's Actions at Closing
1.5  Seller's Actions at Closing
ARTICLE II  ADDITIONAL OBLIGATIONS OF PURCHASER AND SELLER
2.1  Full Access
2.2  Confidentiality
2.3  Post-Closing Delivery of Loan Files and Recording and Assignment Matters; Retention of and Access to Files Following the Closing Date.
2.4  Notification to Loan Customers; Replacement of Letters of Credit
2.5  Loan Payments and Information Received After the Closing Date
2.6  Indemnification.
2.7  Information Reporting
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE SELLER
3.1  Corporate Organization
3.2  Corporate Authority; No Violation
3.3  Loans.
3.4  Statements True and Correct
3.5  Compliance with Laws
3.6  Third-Party Claims
3.7  No Broker
3.8  Limitation of Warranties.
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1  Corporate Organization
4.2  Corporate Authority
4.3  No Violation
4.4  No Broker
ARTICLE V  CONDUCT OF BUSINESS PENDING THE CLOSING DATE
ARTICLE VI  CONDITIONS TO PURCHASER'S OBLIGATIONS
6.1  Representations and Warranties True
6.2  Obligations Performed
6.3  Certificate of Compliance
6.4  No Adverse Litigation
6.5  Partial Satisfaction
ARTICLE VII  CONDITIONS TO THE SELLER'S OBLIGATIONS
7.1  Representations and Warranties True
7.2  Obligations Performed
7.3  Certificate of Compliance
7.4  No Adverse Litigation
7.5  Partial Satisfaction
ARTICLE VIII  TERMINATION
8.1  Methods of Termination
8.2  Procedure Upon Termination
8.3  Effect of Termination
ARTICLE IX  MISCELLANEOUS PROVISIONS
9.1  Amendment and Modification; Entire Agreement
9.2  Waiver or Extension
9.3  Assignment
9.4  Survival of Representations and Warranties
9.5  Payment of Expenses
9.6  Addresses for Notices, Etc
9.7  Execution of Agreement
9.8  Headings
9.9  Governing Law
9.10  Jury Waiver
9.11  Severability
9.12  No Third-Party Rights
9.13  Entire Agreement
9.14  Further Assurances
9.15  Specific Performance
9.16  Press Releases

Schedules

EXHIBIT A

EXHIBIT B

Exhibit 2.2

LOAN PURCHASE AGREEMENT

This LOAN PURCHASE AGREEMENT (the "Agreement") is made as of the 29th day of April, 2010, between INTEGRA BANK NATIONAL ASSOCIATION, a national banking association, having its principal office in Evansville, Indiana (the "Seller"), and CITIZENS DEPOSIT BANK AND TRUST, INC., a Kentucky banking corporation having its principal office in Vanceburg, Kentucky  (the "Purchaser"):

WITNESSETH:

WHEREAS, concurrently with the execution and delivery of this Agreement, the Seller and the Purchaser have executed and delivered a separate agreement for the purchase by Purchaser of four branches of Seller (including certain branch loans and other loans) (the "Branch Purchase Agreement");

WHEREAS, independently of the transactions contemplated by the Branch Purchase Agreement, and on a more accelerated time schedule due to the regulatory and other delays associated with closing the transactions contemplated thereby, the Seller desires, upon the terms and conditions hereinafter set forth, to sell and assign certain commercial real estate loans of the Seller (not included within the loans to be purchased and sold under the Branch Purchase Agreement) and the Purchaser desires to purchase such commercial real estate loans, upon the terms and conditions hereinafter set forth:

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants and provisions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF LOANS

1.1 Time, Place and Manner of Closing.

(a)
The consummation of the transactions contemplated under this Agreement (the "Closing") will take place on such date that is reasonably mutually acceptable to the parties as soon as reasonably practicable (but not before the 30th day after the date hereof, and in any event not later than June 30, 2010) following the satisfaction or waiver of conditions of all parties to close the transactions contemplated hereby that are set forth in this Agreement (the date so fixed, the "Closing Date").

(b)
The Closing shall be held remotely via the electronic exchange of documents and signatures on the Closing Date.  The parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) the Closing shall be deemed to have taken place at the executive offices of Seller in Evansville, Indiana.

(c)	Except as expressly otherwise provided herein, the parties agree that the transactions contemplated hereby shall be effective as of the opening of business on the Closing Date.

1.2 Purchase of Loans.  The Seller agrees, subject to the terms and conditions of the Agreement, to transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase and receive all rights, title and interest from the Seller as of the opening of business on the Closing Date, by documentation reasonably satisfactory as to form and substance to Purchaser, those certain commercial real estate loans or credit commitments (including letters of credit) (or participations therein) of Seller identified on Schedule 1.2  (the "Loans") as of the opening of business on the Closing Date together with all security thereon, then booked at or in respect of the Branches, together with accrued interest receivable thereon and including the files for each Loan (the “Loan Files”) containing evidence of the notes, leases and/or other evidences of any indebtedness, including without limitation the applicable loan agreements, loan participation agreements and certificates, control agreements, security agreements, mortgages, guarantees, UCC financing statements and similar documents evidencing collateral or other financial accommodations relating to the Loans (the “Loan Documents”); provided, however that the Loans shall not include:

(a)
any Loan which is on a nonaccrual basis as of the Closing Date (which term shall include loans which the collateral securing same has been repossessed or in which collection efforts have been instituted);

(b)	any Loan which, prior to Closing, is classified with a risk rating of eight (8) or nine (9); and

(c)	any Loan as to which the borrower has filed a petition for relief under the United States Bankruptcy Code prior to the Closing Date.

The Purchaser shall have twenty calendar days from the Closing Date to notify the Seller in writing to repurchase any Loan which should have been excluded pursuant to this Section 1.2, but were not excluded.  Upon receiving such notice, the Seller agrees to repurchase any such Loan in an amount equal to the outstanding principal and interest balance thereof reflected on the closing statement.  In such event Seller agrees to work in good faith with Purchaser to discuss substitution of another loan for the loan to be repurchased. The Loans shall also include all of Seller's rights to the extent assignable in, to and under any vendor single interest insurance or other insurance on collateral transferred to the Purchaser with the Loans; and the right to possession, with physical possession to be obtained in accordance with Section 2.3 following the Closing Date, of all of Seller's records and original documents (if available) related to the Loans transferred or Liabilities assumed by Purchaser hereunder.

1.3 Assumption of Liabilities.  The Purchaser agrees that as of the opening of business on the Closing Date, subject to the terms and conditions of this Agreement and as consideration for the aforesaid transfer, conveyance and delivery of the Loans to the Purchaser by the Seller, the Purchaser shall (by documentation reasonably satisfactory as to form and substance to Purchaser) pay, perform and assume all of the liabilities and obligations of the Seller under the Loans purchased by Purchaser under this Agreement arising after the opening of business on the Closing Date, including funding commitments under the Loans and servicing obligations with respect to the Loans of Seller (the "Liabilities") that are to be paid or performed by the Seller from and after the opening of business on the Closing Date (and none other).

1.4 Purchaser's Actions at Closing.  At the Closing, Purchaser shall:

(a)
execute, acknowledge, and deliver to Seller an undertaking under which the Purchaser will assume and agree to perform, discharge and pay the obligations and Liabilities assumed by the Purchaser pursuant to this Agreement (an acceptable form of which is attached as Exhibit A hereto and made a part hereof);

(b)
pay by wire transfer of immediately available funds on the Closing Date to an account designated by Seller an amount (each computed as of the opening of business on the Closing Date) equal to the sum of:

(i)	an amount equal to ninety-eight percent (98%) of the aggregate unpaid principal balances of the Loans; plus

(ii)	the aggregate interest receivable but unpaid on the Loans.

(c)	execute and deliver such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.

1.5 Seller's Actions at Closing.  At Closing, Seller shall:

(a)	deliver to Purchaser a letter from the Federal Home Loan Bank of Indianapolis (the "FHLBI") releasing any liens that may have been created by Seller that may exist on the Loans;

(b)	deliver to Purchaser a letter from the Federal Reserve Bank of St. Louis (the "FRB") releasing any liens that may have been created by Seller that may exist on the Loans;

(c)	execute and deliver such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby.

ARTICLE II

ADDITIONAL OBLIGATIONS OF PURCHASER AND SELLER

2.1 Full Access.  The Seller shall afford to the officers and authorized representatives of the Purchaser, upon prior notice, access to the books and records directly related to the Loans in order that the Purchaser may have full opportunity to make reasonable investigations, at the Purchaser's sole expense, at reasonable times prior to the Closing.

2.2 Confidentiality.  Each of the parties will hold, and will cause its officers, directors, employees and agents to hold, in strict confidence and not disclose to any other person or entity without the prior written consent of the other party (a) the terms of this Agreement and (b) all information received by the Purchaser from or with respect to the Seller in connection with this Agreement and the transactions contemplated hereby, except such information (i) as may be otherwise publicly available otherwise than through the wrongful dissemination of such information by the Purchaser or its officers, directors, employees or agents, (ii) as may be required to be disclosed by applicable law, or (iii) as is required to obtain any governmental approvals of the transactions contemplated by the Branch Purchase Agreement.  The Seller and the Purchaser agree that neither shall make any public announcement or public comment in any form whatsoever regarding this Agreement or the transactions contemplated herein without obtaining the prior approval of the other party.

2.3 Post-Closing Delivery of Loan Files and Recording and Assignment Matters; Retention of and Access to Files Following the Closing Date.

(a)
Not later than five business days following the Closing Date, Purchaser or its designee may pick up at Seller’s principal offices in Evansville, Indiana, the Loan Files and the Loan Documents (reasonably organized and cataloged), in the medium (including imaged documents) then maintained by Seller; provided, however, that Purchaser understands that the FRB and the FHLBI may each take approximately 30 days to return to Seller original Loan Documents pertaining to Loans now pledged to the FRB or the FHLBI by the Seller as collateral security for advances made to Seller by either of them (but to be released on the Closing Date), and that Purchaser shall arrange for physical delivery of such original Loan Documents to Purchaser when and as received by Seller from the FRB and the FHLBI (copies of same will be provided to Purchaser at Closing);

(b)
Not later than five business days following the Closing Date (except with respect to those items Purchaser shall reasonably request to be delivered in advance of such date, which items Seller shall use its best efforts to deliver at or immediately after the Closing Date), Seller shall complete appropriate endorsements and deliver the Loan Documents, along with assignments of real property security instruments in recordable form and assignments of financing statements, in a form reasonably satisfactory to Purchaser, including, but not limited to the following:

(i)
For each of the Loans, a notice of transfer of Loan in form reasonably satisfactory to Purchaser's counsel as otherwise required by any legal requirement), informing each borrower under each of the Loans of the transfer of the Loans and related servicing to the Purchaser;

(ii)
For each of the original notes, an endorsement (made pursuant to a label adhered to the note or pursuant to a separate allonge), in form reasonably satisfactory to Purchaser's counsel or as otherwise required by any legal requirement, which states “Pay to the order of Citizens Deposit Bank and Trust, Inc., without recourse”;

(iii)
For each of the Loans, an assignment for the Loan Documents and related rights and liens, in form reasonably satisfactory to Purchaser's counsel or as otherwise required by any legal requirements with all blanks appropriately completed; and

(iv)
For each of the Loans, one or more UCC-3 Assignments of Financing Statements to be filed with the Secretary of State where each borrower is formed and/or in the county where each real property is located, as applicable, evidencing the assignment to Purchaser of all Seller’s right, title and interest in and to any security interests in personal property and fixtures created by the Loan Documents and held by Seller which are in effect on the Closing Date.

(c)
Seller shall take all such reasonable actions as requested by Purchaser to assist Seller in (i) obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Purchaser or its designated assignee as secured party, or (ii) notifying other banks or financial institutions in respect of the transfer or assignment of any participation agreement with respect to Loans, or (iii) otherwise transferring of record or beneficially the interests of Seller in Loans or the collateral therefor. Any such action shall be the responsibility of Purchaser and at Purchaser’s sole expense, and Purchaser shall reimburse Seller for all reasonable third party costs incurred in connection therewith.

(d)
The Purchaser agrees that it will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account and records of the Loans referred to in this Agreement for the joint benefit of itself and the Seller, and that it will permit the Seller or its representatives, at any reasonable time and at the Seller's expense, to inspect, make extracts from or copies of, any such files, books of account or records as the Seller shall deem necessary of the files, books of accounts of records of the Loans prior to the Closing Date.

2.4 Notification to Loan Customers; Replacement of Letters of Credit.  The Purchaser  and Seller shall at such time as shall be mutually agreeable to Purchaser and Seller jointly prepare and mail a letter (to each borrower having a Loan expected to be assumed by Purchaser) at Purchaser's expense informing such customer of the nature of such transaction.  The Purchaser shall make available the form of any proposed letter to customers to Seller for its comment a reasonable time in advance of printing and mailing the letter.  If a borrower has arranged for a letter of credit to be issued for its account (and such letter of credit is among the Loans purchased and sold hereunder), then Purchaser shall use its best effort to arrange for Purchaser's letter of credit to be exchanged for Seller's letter of credit and to return (marked "cancelled") the original letter of credit to Purchaser as soon as practicable, but in any event not later than 90 days from the Closing Date.

2.5 Loan Payments and Information Received After the Closing Date.  The Seller agrees that if it should receive payments on a Loan after the Closing Date, it shall forward them promptly by an overnight courier service at Purchaser's expense to the Purchaser, together with any notices or other correspondence received on or after the Closing Date that relate to the Loans.

2.6 Indemnification.

(a)
Indemnification by Both Parties in Respect of Representations and Warranties; Survival; Deductible and Cap.  Purchaser, on the one hand, and Seller, on the other hand, mutually agree to indemnify and hold each other (and each other's respective employees, officers, directors, agents and affiliates) harmless from, and to reimburse each other promptly for, any and all losses, liabilities, damages, expenses and other costs (including court costs, costs of investigation and reasonable attorneys' fees) ("Losses") that one party may suffer as the result of the material breach by the other party of any representation or warranty of that other party set forth in this Agreement; provided, however, that:

(i)
the representations and warranties of the parties shall survive only until the eighteen (18) months after the Closing Date and no indemnification claim shall be brought unless a request for such indemnification has been made within such period of survival, except that (i) the representations and warranties set forth in Sections 3.1 and 4.1, respectively (Corporate Organization) and in Sections 3.2 and 4.2, respectively (Corporate Authority) shall survive indefinitely (the "Fundamental Representations") (such time period is referred to as the "Survival Period") (for the avoidance of doubt, the parties hereto specifically intend that the statutes of limitations applicable to claims with respect to each of the representations and warranties be superseded and replaced by the relevant Survival Period);

(ii)
all of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is (i) waived in writing by the party entitled to such performance;

(iii)
unless otherwise specified by this Agreement. there shall be no liability for Seller or Purchaser under this Section 2.6(a) unless the amount of Losses incurred by an indemnified party exceeds $25,000 in the aggregate (the "Deductible Amount"), provided that, once exceeded, the Deductible Amount is recoverable along with all other amounts for damages by an indemnified party; and

(iv)	an indemnifying parties’ liability to an indemnified party under this Section 2.6(a) shall be limited to the aggregate amount of $1,000,000 (the "Indemnification Cap").

Notwithstanding the foregoing under this Section 2.6(a), no Deductible Amount will be required to be met and there will be no Indemnification Cap for any Losses related to breach of Fundamental Representations, intentional misrepresentation, fraud or willful misconduct.

(b)
Indemnification by Seller.  In addition to the indemnification provided by Section 2.6(a), and for the avoidance of doubt not subject to the Deductible Amount or Indemnification Cap specified by Section 2.6(a), Seller shall indemnify, hold harmless and defend Purchaser (and its employees, officers, directors, agents and affiliates) from and against any and all Losses arising out of any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings (public or private)  or claims or demands (including counterclaims) by or before a governmental entity, including any civil, criminal, investigative or informal actions, audits, demands, claims, hearings, litigations, disputes, inquiries, investigations or other proceedings of any kind or nature (each such pending or threatened proceeding, claim or demand, a "Legal Proceeding") which Legal Proceeding arises out of, or is in any way related to, the administration of any of the Loans by Seller prior to the opening of business on the Closing Date.

(c)
Indemnification by Purchaser.  In addition to the indemnification provided by Section 2.6(a), and for the avoidance of doubt not subject to the Deductible Amount or Indemnification Cap specified by Section 2.6(a), Purchaser shall indemnify, hold harmless and defend Seller (and its employees, officers, directors, agents and affiliates) from and against any and all Losses arising out of any Legal Proceeding which Legal Proceeding arises out of, or is in any way related to, the administration of any of the Loans by Purchaser subsequent to the opening of business on the Closing Date.

(d)	Indemnification Procedures.

(i)
A claim for indemnification by a person claiming entitlement to indemnification hereunder (an "Indemnified Party") for any matter not involving a claim asserted by a third party (a "Third Party Claim") may be asserted by written notice to the party claimed to be responsible for indemnification (the "Indemnifying Party"), which notice shall include a reasonable description of the basis for the claim, and shall be paid within ten business days of the receipt of such notice.

(ii)
In the event that any Legal Proceedings shall be instituted or that any Third Party Claim is asserted, the Indemnified Party shall as soon as reasonably practicable cause written notice of the assertion of any Third Party Claim of which it has knowledge, which is covered by this Section 2.6 to be forwarded to the Indemnifying Party.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel and to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, it shall within ten calendar days (or sooner, if the nature of the Third Party Claim so requires) of receipt of notice of the Third Party Claim notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, or fails to notify the Indemnified Party of its election within the timeframe provided for herein, the Indemnified Party may then, but only then, defend against, negotiate, settle or otherwise deal with such Third Party Claim and the Indemnifying Party shall reimburse the Indemnified Party for the reasonable actual expenses of defending such Third Party Claim upon submission of periodic bills.  If the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, (ii) upon the reasonable advice of counsel to the Indemnified Party a conflict or potential conflict exists between the interests of the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (iii) such claim is based upon an investigation, inquiry, or other proceeding by a Governmental Entity; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (and any appropriate local counsel) for the Indemnified Parties in connection with such Third Party Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(iii)
After any final judgment or award shall have been rendered by a governmental body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing (including any bills, records or other documentation supporting such sums) by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five business days after the date of such notice. Any indemnification payment pursuant to this Section 2.6 shall be effected by wire transfer of immediately available funds within five business days after the determination thereof.

(iv)
The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual Loss and prejudice as a result of such failure or delay.

(e)
Reduction for Insurance.  The amount which an Indemnifying Party is required to indemnify the Indemnified Party pursuant to this Agreement shall be reduced (including, without limitation, retroactively) by any insurance proceeds actually recovered by or on behalf of such Indemnified Party in reduction of the related indemnifiable loss (the "Indemnifiable Loss").  Amounts required to be paid, as so reduced, are hereafter called an "Indemnity Payment."  If an Indemnified Party shall have received or shall have had paid on its behalf an Indemnity Payment in respect of an Indemnifiable Loss and shall subsequently receive, directly or indirectly, insurance proceeds in respect of such Indemnifiable Loss, then such Indemnified Party shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds up to an amount equal to the Indemnity Payment.

(f)
Further Assurances.  From and after the date hereof, each party agrees to execute and deliver such instruments and to take such other actions as the other party hereto may reasonably request in order to carry out and implement this Agreement.  The covenants of each of the parties hereto pursuant to this Section 2.6 shall survive the Closing.

2.7 Information Reporting.  With respect to the Loans purchased and assumed by the Purchaser pursuant to this Agreement, the Purchaser shall be responsible for all tax reporting obligations to the Internal Revenue Service ("IRS") (and any state or local taxing authority as is required), including, without limitation, all information required in connection with the filing of IRS Forms 1099 and 5498 for the entire year in which the Closing Date occurs.  The Purchaser shall also be responsible for reporting to the customer all interest paid during the entire year in which the Closing Date occurs.  The Seller agrees to provide to the Purchaser information about the Loans up to the Closing Date which is necessary for the Purchaser to comply with the requirements of this Section 2.7, but the Seller shall have no responsibility to provide such information to the customer or the IRS or any other person or agency.  The Purchaser agrees to indemnify the Seller for any penalty, interest, claim, fee (including reasonable attorney fees and expenses) or other liability or expense which may be imposed upon or asserted against the Seller as a result of the Purchaser's failure to timely and accurately comply with its tax reporting obligations pursuant to this Section 2.7 and as required by law, unless such failure is due to the Seller's failure to provide in a timely manner the information relating to the Loans up to the Closing Date.  The Seller agrees to indemnify the Purchaser for any penalty, interest, claim, fee (including reasonable attorney fees and expenses) or other liability or expense which may be imposed upon the Purchaser as a result of the Purchaser's failure to timely and accurately comply with its tax reporting obligations pursuant to this Section 2.7 if such failure is caused by the Seller's failure to provide in a timely manner the information contemplated herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser, subject to the exceptions disclosed in writing in the Seller's disclosure schedule delivered to the Purchaser as of the date hereof, which representations and warranties shall survive the Closing Date as provided in Section 2.6(a) hereof, as follows:

3.1 Corporate Organization.  The Seller is a national banking association duly organized, validly existing and in good standing under the laws of the United States.  The Seller has the corporate power and authority to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby.

3.2 Corporate Authority; No Violation.  The execution and delivery of this Agreement and all related agreements by the Seller, and the consummation by the Seller of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Seller.  This Agreement and all related agreements executed and delivered by the Seller pursuant hereto have been duly executed by the Seller and constitute the valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies. Neither the execution and delivery by the Seller of this Agreement or any related agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Association or By-Laws of the Seller, (ii) any provision of any agreement (except for the Leases) or any other restriction to which the Seller is a party or by which the Seller or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

3.3 Loans.

(a)
Each Loan has been made for good, valuable and adequate consideration in the ordinary course of business of Seller, is evidenced by a note or other evidence of indebtedness and is a valid loan enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and to general principles of equity; the Seller is the sole owner of each Loan, no participation therein having been sold; the Loan is not pledged or encumbered; the principal balance of the Loan as shown on the Seller's books and records is true and correct as of the last date shown thereon; no Loan has been adversely classified in any regulatory examination or by Seller's internal classification system and no Loan is 90 days or more past due, has been restructured or is classified as nonaccrual.  There are no material uncured violations or violations with respect to which material refunds or restitution may be required with respect to the Loans that have been cited in any compliance report to Seller as a result of examination by any regulatory authority and the loan documentation with respect to the Loans complies in all material respects with all applicable laws and applications.

(b)
Each Loan was not known to be uncollectible at the time it was made, and accrues interest (except for Loans recorded as non-accrual) in accordance with the terms of the Loan.  Each Loan was made, funded and remains in material compliance with all applicable laws, orders and regulations. To the knowledge of the Seller, the records of the Seller regarding all Loans outstanding are accurate in all material respects and the risk classifications for the Loans outstanding are, in the best judgment of the management of the Seller, appropriate.  To the knowledge of the Seller, each Loan is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other law of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such Loan.

(c)	With respect to any Loan secured by real property:

(i)	the mortgage is a valid and subsisting lien on the property described in it;

(ii)
the mortgaged property is free and clear of all encumbrances and liens having priority over the mortgage except for senior loans described in the Loan Documents and liens for real estate taxes and special assessments, that are not yet due and payable;

(iii)
the Loan Documents include either an opinion of counsel, a property report verifying liens, judgments and taxes, or a mortgage title insurance policy insuring the mortgage and such title insurance policy is on a current ALTA form (or other generally acceptable form) issued by a generally acceptable insurance company;

(iv)
at the time of origination, the mortgaged property was, and Seller has not received written notification that the mortgaged property is not, free and clear of all mechanic's liens, materialmen's liens or similar types of liens or the mortgage title insurance policy provides Purchaser with substantially the same protection as this warrant;

(v)
To the knowledge of Seller, all taxes, government assessments, insurance premiums, water, sewer and municipal charges, leasehold payment or ground rents that have become due and payable with respect to the mortgaged property have been paid or an escrow of funds sufficient to pay them has been established;

(vi)	Seller has no knowledge that any improvement on the mortgaged property is in violation of any applicable zoning law or regulation;

(vii)	Seller has no knowledge that the mortgaged property is damaged by fire, wind or other cause of loss and there are not proceedings pending for the partial or total condemnation of the property;

(viii)
to the best of Seller's knowledge, any improvements that are included in the appraised value of the mortgaged property are totally within the property's boundaries and building restriction lines and no improvements on adjoining property encroach on the mortgaged property;

(ix)
a casualty insurance policy on the mortgaged property is in effect which is written by a generally acceptable insurance company and provides fire and extended coverages for an amount at least equal to the amount required by Seller's loan policies;

(x)
to the best of Seller's knowledge, a flood insurance policy written by a generally acceptable insurance company, which policy meets current guidelines of the Federal Insurance Administration and is for an amount at least equal to the amount required by the National Flood Insurance Program's Mandatory Purchase Flood Insurance Guidelines, is in effect on the mortgaged property if any part of it is in an area listed in the Federal Register by the Federal Emergency Management Agency as an area with special flood hazards, and if insurance is available;

(xi)	Seller has no knowledge of any material litigation, proceeding or governmental investigation pending, or any order, injunction or decree outstanding, existing or relating to the mortgaged property;

(xii)
to the knowledge of Seller, the mortgaged property has never been used for the storage, treatment or disposal of any material amount of Hazardous Substances (other than by tenants in the ordinary course of tenancy or the owner in the ordinary course of business, and such storage, treatment or disposal of Hazardous Substances is or was in all material respects in accordance with all applicable legal requirements), nor has such mortgaged property ever been listed by any governmental agency as containing any Hazardous Substance in violation of legal requirement unless such Hazardous Substance has been remediated;

(xiii)
the Loan Documents expressly allow the noteholder to advance at any time sums for unpaid insurance premiums, property taxes, or any other payments necessary to protect the value of the mortgaged property or the noteholder's rights in the mortgaged property and permit the noteholder to collect such amounts from the borrower on a deferred basis; and

(xiv)
the Loan Documents obligate the borrower to maintain the mortgaged property in a way that prevents deterioration and to repair promptly any damage to the mortgaged property, whether or not such damage is covered by insurance.

The Seller has properly perfected or caused to be properly perfected valid and enforceable security interests, liens, or other interests in any collateral securing the Loans and such proper perfection continues to be in effect, such security interests, liens, or other interests are assignable and have the priority reflected in the Seller's books and records and each such Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral securing such Loan.

3.4 Statements True and Correct.  No representation or warranty made by the Seller nor any statement, certificate or instrument furnished or to be furnished to the Purchaser by the Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains or will contain any material untrue statement of fact or omits to state a material fact necessary to make the statements therein not misleading.  The information relating to the Loans provided or to be provided by the Seller will not omit to state a material fact required to be stated therein or necessary to make such statements contained therein not misleading.

3.5 Compliance with Laws.  The Seller has complied in all material respects with all laws, regulations and orders applicable to the Loans.  No notice or warning material to the Loans  has been received from any governmental authority with respect to any failure or alleged failure of the Seller to comply in any respect with any law, regulation or order nor is any such notice or warning proposed or threatened so far as is known to management of the Seller.

3.6 Third-Party Claims.  Except as set forth on Schedule 3.6, there are no actions, suits or proceedings, pending or, to the best of Seller's knowledge, threatened against or affecting Seller or any interest or right of Seller, as such might relate to the Loans.

3.7 No Broker.  Other than Keefe Bruyette & Woods, no broker or finder, or other party or agent performing similar functions, has been retained by Seller or is entitled to be paid based upon any agreements, arrangements or understandings made by Seller in connection with the transactions contemplated hereby.  Any payment to which such a broker or finder is entitled shall be the sole responsibility of Seller.

3.8 Limitation of Warranties.

(a)
Except as set forth in this Article III, Seller makes no representation or warranty of any kind to the Purchaser relating to the Loans, which are being sold to Purchaser WITHOUT RECOURSE to Seller.  Without limitation of the foregoing sentence, Seller shall not be responsible for (i) the sufficiency, value or collectability of the Loans or any document, instrument or agreement in the loan files or the value of any collateral for the Loans, (ii) any representation, warranty or statement made by an obligor or other party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary obligor under any Loan or any guarantor or surety or other obligor thereof, (iv) the performance by any guarantor, surety or other obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, or (v) inspecting any of the property, books or records of any guarantor, surety or other obligor.

(b)
EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE FIXED ASSETS, REAL PROPERTY, OR ANY OTHER ASSETS BEING TRANSFERRED TO OR LIABILITIES BEING ASSUMED BY THE PURCHASER, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE OR OF NON-INFRINGEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller, subject to the exceptions disclosed in writing in the Purchaser's disclosure schedule delivered to the Seller as of the date hereof, which representations and warranties shall survive the Closing Date as provided in Section 2.6(a) hereof, as follows:

4.1 Corporate Organization.  The Purchaser is a banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.  The Purchaser has the corporate power and authority to own the Assets being acquired, to assume the liabilities and obligations being assumed hereunder, including, without limitation, the Deposit Liabilities and Leases, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby.

4.2 Corporate Authority.  The execution and delivery of this Agreement and all related agreements by the Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Purchaser.  This Agreement and all related agreements executed and delivered pursuant hereto, including, without limitation, all instruments confirming the assumption by the Purchaser of the obligations and liabilities of the Seller contemplated hereby, have been duly executed by the Purchaser and constitute the valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

4.3 No Violation.  Neither the execution and delivery by the Purchaser of this Agreement or any related agreements, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Incorporation or By-Laws of the Purchaser, (ii) any provision of any agreement or any other restriction to which the Purchaser is a party or by which the Purchaser or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

4.4 No Broker.  No broker or finder, or other party or agent performing similar functions, has been retained by the Purchaser or is entitled to be paid based upon any agreements, arrangements or understandings made by the Purchaser in connection with the transactions contemplated hereby.  Any payment to which such a broker or finder is entitled shall be the sole responsibility of the Purchaser.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE CLOSING DATE

Pending the Closing Date, and except as otherwise consented to by the Purchaser, the Seller shall not sell, lease, encumber, or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of the Loans, or violate any law, statute, rule, governmental regulation, order or undertaking which violation would have a material adverse effect on the Loans.

ARTICLE VI

CONDITIONS TO PURCHASER'S OBLIGATIONS

The obligations of the Purchaser to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, and subject to Section 6.5, of each of the conditions specified in Section 6.1 though Section 6.4 (all or any of which may be waived by the Purchaser):

6.1 Representations and Warranties True.  The representations and warranties made by the Seller in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

6.2 Obligations Performed.  The Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.3 Certificate of Compliance.  The Seller shall have delivered to the Purchaser a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

6.4 No Adverse Litigation.  On the Closing Date no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which might reasonably be expected to materially and adversely affect the business, properties and assets of the Branches or materially and adversely affect the transactions contemplated by this Agreement.

6.5 Partial Satisfaction.  In the event that a condition specified above to Purchaser's obligation is not satisfied but only in respect of a particular Loan or Loans, then Purchaser's obligations shall remain enforceable by Seller with respect to all Loans as to which the condition is satisfied; provided, however, that if a majority in unpaid principal amount of the Loans would not be purchased and sold at Closing as otherwise contemplated by reason of application of this Section 6.5, then this Section 6.5 shall not apply.

ARTICLE VII

CONDITIONS TO THE SELLER'S OBLIGATIONS

The obligations of the Seller to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, and subject to Section 7.5, of each of the conditions specified in Section 7.1 though Section 7.4 (all or any of which may be waived by the Seller):

7.1 Representations and Warranties True.  The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

7.2 Obligations Performed.  The Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

7.3 Certificate of Compliance.  The Purchaser shall have delivered to the Seller a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

7.4 No Adverse Litigation.  On the Closing Date no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which might reasonably be expected to materially and adversely affect the transactions contemplated by this Agreement.

7.5 Partial Satisfaction.  In the event that a condition specified above to Seller's obligation is not satisfied but only in respect of a particular Loan or Loans, then Seller's obligations shall remain enforceable by Purchaser with respect to all Loans as to which the condition is satisfied; provided, however, that if a majority in unpaid principal amount of the Loans would not be purchased and sold at Closing as otherwise contemplated by reason of application of this Section 7.5, then this Section 7.5 shall not apply.

ARTICLE VIII

TERMINATION

8.1 Methods of Termination.  This Agreement may be terminated in any one of the following ways:

(a)	at any time on or before the Closing Date by the mutual consent in writing of the Purchaser and the Seller;

(b)	on the Closing Date by the Purchaser in writing if the conditions set forth in Article VI of this Agreement shall not have been met by the Seller or waived in writing by the Purchaser;

(c)	on the Closing Date by the Seller in writing if the conditions set forth in Article VII of this Agreement shall not have been met by the Purchaser or waived in writing by the Seller,

(d)
at any time on or before the Closing Date by the Purchaser or the Seller in writing if the other shall have been in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any covenant, undertaking or obligation contained herein and such breach has not been cured by the earlier of thirty (30) days after the giving of notice to the breaching party of such breach or the Closing Date;

(e)
by either the Seller or the Purchaser in writing if the transactions contemplated hereby are not consummated on or before June 30, 2010, unless the failure of such occurrence is due to the failure of the party seeking to so terminate to perform or observe any of its agreements and conditions set forth herein.

8.2 Procedure Upon Termination.  In the event of termination pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate and be null and void upon receipt of such notice immediately unless an extension is consented to by the party having the right to terminate.  If this Agreement is terminated as provided herein:

(a)
each party will return to the party furnishing the same all documents, work papers and other materials of the other party relating to this transaction, whether obtained before or after the execution hereof; and

(b)
all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third persons.

The requirements of this Section 8.2 shall be deemed to survive the termination of this Agreement.

8.3 Effect of Termination.  The termination of this Agreement pursuant to Sections 8.1(b), (c) and (d) of this Agreement shall not release any party hereto from any liability or obligation to the other party hereto arising from a breach of any provision of this Agreement occurring prior to the termination hereof.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Amendment and Modification; Entire Agreement.  The parties hereto by mutual consent may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.  This Agreement and the Exhibits and Schedules hereto, the Branch Purchase Agreement and the Confidentiality Agreement dated December 9, 2009 between the Seller and Purchaser constitute the entire Agreement of the parties.

9.2 Waiver or Extension.  Either party by written instrument signed by its duly authorized officers may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto or (ii) compliance with any of the undertakings, obligations, covenants or other acts contained herein or in any such documents.

9.3 Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing Date by either of the parties hereto without the prior written consent of the other.

9.4 Survival of Representations and Warranties.  The representations and warranties set out in this Agreement expire eighteen (18) months from the Closing Date, except for the Fundamental Representations identified in Section 2.6(a).

9.5 Payment of Expenses.  Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder.

9.6 Addresses for Notices, Etc.  All notices, requests, demands, consents and other communications provided for hereunder and under the related documents shall be in writing and shall be deemed to have been duly given when delivered by hand, or (effective the next business day if sent by overnight delivery service or the second business day if sent by U.S. mail) upon the deposit of the notice, property addressed and postage or fees prepaid, with a nationally-recognized overnight delivery service, or with the United States Postal Service by registered or certified mail, to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

If to the Seller to:	Michael Alley
President and Chief Executive Officer
Integra Bank N.A.
227 Main Street
Evansville, IN 47705

Copy to:	Joseph DeGroff
Ice Miller LLP
One American Square, Suite 2900
Indianapolis, IN 46282

If to the Purchaser to:

Michael R. Mineer
President and Chief Executive Officer
Citizens Deposit Bank and Trust, Inc.
10 Second Street
P.O. Box 9
Vanceburg, KY 41179-0009

Copy to:	Robert W. Walker
President and Chief Executive Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, WV 25702

Copy to:	Thomas J. Murray, Esquire
Huddleston Bolen LLP
611 Third Avenue
Huntington, WV 25701

9.7 Execution of Agreement.  This Agreement and each ancillary document to the transactions contemplated hereby may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement  and ancillary documents and of signature pages thereto by electronic mail or via facsimile transmission shall constitute effective execution and delivery of this Agreement and such ancillary documents as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by electronic mail or by facsimile shall be deemed to be their original signatures for all purposes.

9.8 Headings.  The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

9.9 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

9.10 Jury Waiver.  SELLER AND PURCHASER DO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ANY ACTION OF EITHER PARTY ARISING OUT OF OR RELATED IN ANY MANNER TO THIS AGREEMENT, THE LOANS, THE LOAN DOCUMENTS OR THE REAL PROPERTY. THIS WAIVER IS A MATERIAL INDUCEMENT FOR SELLER TO ENTER INTO THIS AGREEMENT AND SHALL SURVIVE THE CLOSING OR ANY TERMINATION OF THIS AGREEMENT.

9.11 Severability.  If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

9.12 No Third-Party Rights.  Except as specifically set forth in Section 2.6, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto, or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9.13 Entire Agreement.  The Agreement supersedes any and all oral or written agreements and understandings heretofore made relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof.  Exhibits, Annexes and Appendices to this Agreement are incorporated into this Agreement by reference and made a part hereof.

9.14 Further Assurances.  Each party hereto agrees to execute and deliver such instruments and take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement.

9.15 Specific Performance.  Each of the parties hereto does hereby jointly and severally acknowledge and represent that the parties shall be entitled to injunctive relief and to enforce specific performance of the agreements contained herein should the other party fail or otherwise refuse to perform the duties and obligations set forth in this Agreement.  This provision shall not restrict or inhibit any party from seeking any and all other remedies at law or in equity which may or might be available, including money damages.  However, it is expressly understood and agreed by and between the parties hereto that money damages as the sole remedy for a breach or breaches of this Agreement would be inadequate.

9.16 Press Releases.  Prior to the Closing Date, neither Purchaser, Seller nor any of their respective affiliates shall directly or indirectly make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser and Seller each agree that, without the other party’s prior written consent, neither Purchaser, Seller nor any of their respective affiliates shall release or disclose any of the terms or conditions of the transactions contemplated herein to any other person. Notwithstanding the foregoing, each party may make such public disclosure as, upon advice of its counsel and with as much prior notice to the other party as reasonably practicable, may be required by legal requirement or as necessary to obtain the regulatory approvals or to comply with the federal securities laws.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the day and year first written above.

INTEGRA BANK NATIONAL ASSOCIATION

By:   /s/ Michael J. Alley
  Michael J. Alley
  Chairman & CEO

CITIZENS DEPOSIT BANK AND TRUST, INC.

By:   /s/ Michael R. Mineer
Its:  President and Chief Executive Officer